                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    Form 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                        For the month of December, 2001.

                                 AMDOCS LIMITED

                      Suite 5, Tower Hill House Le Bordage
           St. Peter Port, Island Of Guernsey, GY1 3QT Channel Islands

                                  Amdocs, Inc.
          1390 Timberlake Manor Parkway, Chesterfield, Missouri, 63017

                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                   FORM 20-F [X]               FORM 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes [ ]                   No [X]

                                 AMDOCS LIMITED

                             [AMDOCS LIMITED LOGO]

                NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
                          TO BE HELD JANUARY 23, 2002

To the Shareholders:

     The annual General Meeting of Shareholders of Amdocs Limited ("Amdocs" or the "Company") will be held at 10:00 A.M., local time, on Wednesday, January 23, 2002, at the Drake Swissotel New York, 440 Park Avenue, New York, New York 10022, for the following purposes:

     1. To elect thirteen (13) directors for a one-year term until the next annual general meeting of shareholders or until their respective successors are elected and qualified or their positions are vacated by resignation or otherwise.

     2. To approve our Consolidated Financial Statements for the fiscal year ended September 30, 2001.

     3. To approve Ernst & Young LLP as our independent auditors for the fiscal year ending September 30, 2002, and until the next annual general meeting, and to authorize the board of directors to fix the remuneration of such auditors in accordance with the extent and nature of their services.

     4. To transact such other business as may properly come before the General Meeting.

     Our board of directors has fixed the close of business on November 30, 2001 as the record date for the determination of our shareholders entitled to notice of, and to vote on the matters proposed at, the General Meeting and any adjournments thereof.

                             YOUR VOTE IS IMPORTANT

     ALL HOLDERS OF AMDOCS' VOTING ORDINARY SHARES (WHETHER THEY EXPECT TO ATTEND THE GENERAL MEETING OR NOT) ARE REQUESTED TO COMPLETE, SIGN, DATE AND RETURN PROMPTLY THE PROXY CARD ENCLOSED WITH THIS NOTICE. IF YOU EXECUTE A PROXY, YOU STILL MAY ATTEND THE GENERAL MEETING AND VOTE IN PERSON.

                                          By Order of the Board of Directors

                                          /s/ Thomas G. O'Brien
                                          Thomas G. O'Brien
                                          Secretary

December 21, 2001
                            ------------------------

                   A proxy card and the Annual Report for the
               fiscal year ended September 30, 2001 are enclosed.

                                 AMDOCS LIMITED

                                PROXY STATEMENT

                     ANNUAL GENERAL MEETING OF SHAREHOLDERS
                     TO BE HELD WEDNESDAY, JANUARY 23, 2002

     References in this Proxy Statement to "Amdocs", "we", "our", "us" and the "Company" refer to Amdocs Limited and its consolidated subsidiaries and their respective predecessors. References to "shareholders of Amdocs" refer to all holders of shares of voting shares of Amdocs and all holders of exchangeable shares of Solect Technology Group Inc.

     This Proxy Statement and the accompanying proxy are being furnished to shareholders of Amdocs Limited, a corporation organized under the laws of the Island of Guernsey, in connection with the solicitation by its board of directors of proxies from holders of its outstanding voting ordinary shares, par value L0.01 per share ("Ordinary Shares"), and the holders of Amdocs Canada, Inc. (formerly Solect Technology Group Inc.) shares that are exchangeable into Ordinary Shares (together with the Ordinary Shares, "Voting Shares") for use at the annual general meeting of shareholders to be held at 10:00 A.M., local time, on Wednesday, January 23, 2002, at the Drake Swissotel New York, 440 Park Avenue, New York, New York 10022, or at any adjournments thereof (the "General Meeting"). This Proxy Statement and the accompanying proxy, together with a copy of our Annual Report to shareholders, are first being mailed or delivered to our shareholders on or about December 26, 2001.

     At the General Meeting, our shareholders as of the close of business on November 30, 2001 (the "Record Date") will be asked to take the following actions: (i) elect thirteen (13) directors for a term of one year until the next annual general meeting of shareholders and until their respective successors are elected and qualified or their positions are vacated by resignation or otherwise (Proposal I); (ii) approve our Consolidated Financial Statements for the fiscal year ended September 30, 2001 (Proposal II); and (iii) approve Ernst & Young LLP as our independent auditors for the fiscal year ending September 30, 2002, and until the next annual general meeting, and authorize the board of directors to fix the remuneration of such auditors in accordance with the extent and nature of their services (Proposal III).

     The enclosed proxy confers discretionary authority with respect to any amendments or modifications of proposals that properly may be brought before the General Meeting. As of the date hereof, we are not aware of any such amendments or modifications or other matters to be presented for action at the General Meeting. However, if any other matters properly come before the General Meeting, the proxies solicited hereby will be exercised on such matters in accordance with the reasonable judgment of the proxyholders.

     As of the Record Date, Amdocs had outstanding 213,539,100 Voting Shares and 9,203,798 non-voting ordinary shares, par value L0.01 per share ("non-voting Ordinary Shares"). Each Voting Share is entitled to one vote on all matters presented at the General Meeting. Only holders of record of Voting Shares at the close of business on the Record Date are entitled to notice of and to vote at the General Meeting. Votes cast in person or by proxy at the General Meeting will be tabulated by the inspector of elections appointed for the General Meeting who will also determine whether a quorum is present for the transaction of business. The holders of a majority of the outstanding Voting Shares entitled to vote at the General Meeting constitute a quorum for purposes of the General Meeting.

     Approval of each of the proposals requires the affirmative vote of a majority of the Voting Shares represented in person or by proxy at the General Meeting.

     The enclosed proxy provides that each shareholder may specify that his or her Voting Shares be voted "for," "against" or "abstain" from voting with respect to each of the proposals. If the enclosed proxy is properly executed, duly returned to us in time for the General Meeting and not revoked, your Voting Shares will be voted in accordance with the instructions contained thereon. Where a signed proxy is returned, but no specific instructions are indicated, your Voting Shares will be voted FOR each of the proposals.

     Proxies will not be counted as voting in respect of any matter as to which abstention is indicated, but abstentions will be counted as Voting Shares that are present for purposes of determining whether a quorum is present. Nominees who are members of the New York Stock Exchange, Inc. ("NYSE") and who, as brokers, hold Voting Shares in "street name" for customers have, by NYSE rules, the authority to vote on certain items in the absence of instructions from their customers, the beneficial owners of the Voting Shares. Under these rules, brokers that do not receive instructions are entitled to vote on all three proposals to be considered at the General Meeting. Voting Shares held by such nominees for their beneficial owners will be counted for purposes of determining whether a quorum is present.

     Any shareholder who executes and returns a proxy may revoke it in writing before it is voted at the General Meeting by: (i) filing with our Secretary, in care of our principal United States subsidiary, Amdocs, Inc. (at the address that appears on the last page of this Proxy Statement), written notice of such revocation bearing a later date than the proxy or a subsequent proxy relating to the same Voting Shares, provided that such proxy or subsequent proxy shall be deposited at such address at least forty-eight (48) hours before the scheduled General Meeting or adjournment thereof, as the case may be; or (ii) attending the General Meeting and voting in person (although attendance at the General Meeting will not in and of itself constitute revocation of a proxy).

                                   IMPORTANT

     WHETHER OR NOT YOU ATTEND THE GENERAL MEETING, YOUR VOTE IS IMPORTANT. ACCORDINGLY, YOU ARE ASKED TO SIGN AND RETURN THE ACCOMPANYING PROXY REGARDLESS OF THE NUMBER OF VOTING SHARES YOU OWN. VOTING SHARES CAN BE VOTED AT THE GENERAL MEETING ONLY IF THE HOLDER IS PRESENT OR REPRESENTED BY PROXY.

                                   PROPOSAL I

                             ELECTION OF DIRECTORS

     The entire Board of Directors of the Company is comprised of thirteen directors. The thirteen persons listed below are the nominees for election as directors at the General Meeting. Each director elected at the General Meeting will serve for a one-year term until the next annual general meeting of shareholders or until his respective successor is elected and qualified or his position is earlier vacated by resignation or otherwise.

     Voting Shares represented by proxies returned duly executed will be voted, unless otherwise specified, in favor of the thirteen nominees for the board of directors named below. If any (or all) of such persons should be unable to serve, the persons named in the enclosed proxy will vote the shares covered thereby for such substitute nominee (or nominees) as the board of directors may select. The board of directors has no reason to believe that any such nominee will be unable or unwilling to serve.

     Set forth below are the names and ages of the nominees for director, the principal occupations of each nominee currently and for at least the past five years, and the year in which he became a director of Amdocs.

NAME                  AGE
----                  ---
Bruce K. Anderson     61    Mr. Anderson has been Chief Executive Officer and Chairman of the board of directors of Amdocs since September 1997.
                            Since August 1978, he has been a general partner of Welsh,
                            Carson, Anderson & Stowe ("WCAS"), an investment firm that specializes in the acquisition of companies in the
                            information services, communications and health care
                            industries. Mr. Anderson served for nine years with
                            Automated Data Processing, Inc. ("ADP") until his
                            resignation as Executive Vice President and a director of
                            ADP, and President of ADP International, effective August
                            1978. Mr. Anderson also serves on the board of Alliance Data
                            Systems, Inc., a publicly held company, and Headstrong, Inc.

Charles E. Foster     65    Mr. Foster was appointed a director of Amdocs in December
                            2001. He was Chairman of the Board of Prodigy Communications
                            Corporation from June until November 2001. From April 1997 until June 2001, Mr. Foster served as Group President of SBC
                            Communications, Inc. ("SBC"), where he was responsible, at various times, for engineering, network, centralized
                            services, marketing and operations, information systems,
                            procurement, treasury, international operations, wireless
                            services, merger integration, real estate, yellow pages and cable TV operations. SBC International Inc. ("SBCI"), a
                            wholly-owned subsidiary of SBC, is one of our largest
                            shareholders. Mr. Foster is a member of the Texas Society of
                            Professional Engineers.

Adrian Gardner        39    Mr. Gardner has been a director of Amdocs since April 1998.
                            Mr. Gardner is a Managing Director of Lazard LLC, based in
                            London, and works with technology and
                            telecommunications-related companies. Prior to joining
                            Lazard in 1989, Mr. Gardner qualified as a chartered
                            accountant with Price Waterhouse (now
                            PricewaterhouseCoopers). Mr. Gardener is a member of the
                            Institute of Chartered Accountants in England & Wales and a
                            member of The Securities Institute in the United Kingdom.

James S. Kahan        54    Mr. Kahan has been a director of Amdocs since April 1998. He has worked at SBC since 1983, and currently serves as its
                            Senior Executive Vice President-Corporate Development, a
                            position he has held since 1992. SBCI, a wholly-owned
                            subsidiary of SBC, is one of our largest shareholders. Prior to joining SBC, Mr. Kahan held various positions at several telecommunications companies, including Western Electric,
                            Bell Laboratories, South Central Bell and AT&T.

NAME                  AGE
----                  ---
Nehemia Lemelbaum     58    Mr. Lemelbaum was appointed a director of Amdocs in December
                            2001 and is the Senior Vice President, Strategy and
                            Corporate Development, of Amdocs Management Limited. He
                            joined Amdocs in 1985, with initial responsibility for our
                            U.S. operations. Mr. Lemelbaum led our development of
                            graphic products for the yellow pages industry and directed our development of CC&B Systems. Prior to joining Amdocs, he served for nine years with Contahal Ltd., a leading Israeli software company, first as a senior consultant, and later as
                            Managing Director. From 1967 to 1976, Mr. Lemelbaum was
                            employed by the Ministry of Communications of Israel (the
                            organization that predated Bezeq, the Israel
                            Telecommunication Corp. Ltd.), with responsibility for
                            computer technology in the area of business data processing.

John T. McLennan      56    Mr. McLennan has been a director of Amdocs since November
                            1999. Since May 1999, he has served as Vice-Chair and Chief
                            Executive Officer of AT&T Canada. Mr. McLennan founded and was the President of Jenmark Consulting Inc. from 1997 until
                            May 1999. From 1994 to 1997, Mr. McLennan served as the
                            President and Chief Executive Officer of Bell Canada. Prior
                            to that, he held various positions at several
                            telecommunications companies, including BCE Mobile
                            Communications and Cantel Inc. Mr. McLennan currently serves on the board of directors of Hummingbird Corporations and
                            several other private software and communication companies.

Robert A. Minicucci   49    Mr. Minicucci has been Chief Financial Officer and a
                            director of Amdocs since September 1997. He has been a
                            general partner of WCAS since 1993. From 1992 to 1993, Mr.
                            Minicucci served as Senior Vice President and Chief
                            Financial Officer of First Data Corporation, a provider of information processing and related services for credit card and other payment transactions. From 1991 to 1992, he served as Senior Vice President and Treasurer of the American
                            Express Company. He served for twelve years with Lehman
                            Brothers (and its predecessors) until his resignation as a
                            Managing Director in 1991. Mr. Minicucci is also a director of Alliance Data Systems, Inc., a publicly held company, and several private companies.

Avinoam Naor          53    Mr. Naor has been a director of Amdocs since January 1999
                            and is Chief Executive Officer of Amdocs Management Limited,
                            having overall coordination responsibility for the
                            operations and activities of our operating subsidiaries. Mr.
                            Naor was a member of the team that founded Amdocs in 1982, initially serving as a Senior Vice President. He was
                            appointed President and CEO of Amdocs Management Limited in
                            1995. In 1998 he led our initial public offering, and has
                            since directed our major acquisitions and secondary
                            offerings. He has been involved with software development
                            for 28 years, working on projects for the development of
                            application and infrastructure software for communications systems and developing and marketing directory assistance
                            systems.

NAME                  AGE
----                  ---
Lawrence Perlman      63    Mr. Perlman has been a director of Amdocs since April 1998.
                            He was Chairman of Ceridian Corporation from 1992 through
                            1999, and its Chief Executive Officer from 1990 through
                            1999. Ceridian Corporation is a provider of information
                            services to employers to administer various human resource functions, as well as information services for the
                            transportation market. Mr. Perlman was a director and
                            Chairman of Seagate Technology, Inc., a global data storage company, until November 2000. Currently he serves as
                            Chairman and Chief Executive Officer of XIOtech Corporation,
                            a data network company that is a subsidiary of Seagate, and as Chairman of Arbitron Inc., a media information company.
                            He also serves as a director of Carlson Companies, Inc. and
                            Valspar Corporation.

Michael J. Price      44    Mr. Price has been a director of Amdocs since January 1998.
                            He is Vice Chairman of Evercore Partners, Inc., a leading
                            advisory and private equity firm. He was co-Chairman of
                            FirstMark Communications Europe S.A., a broadband
                            communications company in Europe, from 1998 to 2001. Prior to that, he worked at Lazard Freres & Co. L.L.C., starting in 1987, serving first as a Vice President and then as a
                            Managing Director, where he led its technology and
                            telecommunications group. Mr. Price is also a director of
                            SpectraSite, a leading tower management company, and
                            FirstMark Communications Europe S.A.

Modi Rosen            41    Mr. Rosen has been a director of Amdocs since December 2000.
                            He founded and has been a co-manager of Magnum
                            Communications Fund, a venture capital fund specializing in the Israeli telecommunications industry, since 1999. From
                            1997 to 1999, he was a Vice-President of Monitor Company, an
                            international consulting group, where he advised European
                            wireless and wireline companies, including Siemens. From
                            1991 to 1997, he was a managing partner at Shaldor, an
                            Israeli consultancy firm. Mr. Rosen is also a director of
                            several private Israeli companies.

Mario Segal           54    Mr. Segal was appointed a director of Amdocs in December
                            2001 and is a Senior Vice President and the Chief Operating
                            Officer of Amdocs Management Limited. He joined Amdocs in
                            1984 as Senior Vice President and was a leading member of
                            the team that developed the ADS(NG)/Family of Products
                            directory automation systems and the Ensemble(TM) platform.
                            Prior to joining Amdocs, Mr. Segal was an account manager
                            for a major North American yellow pages publisher and prior thereto managed the computer department of a major Israeli insurance company, leading large-scale software development projects and strategic planning of automation systems.

Ron Zuckerman         44    Mr. Zuckerman has been a director of Amdocs since December
                            2000. He founded and has been Chairman of the Board of
                            Precise Software Solutions, a Nasdaq-listed company and a
                            provider of information technology infrastructure
                            performance management software, since 1991. He also founded
                            Sapiens International, a Nasdaq-listed company and global
                            e-business solutions provider, where he has served as
                            Chairman since 1998, and EC-Gate, a solutions provider for
                            e-marketplaces, where he has served as Chairman since 1996.
                            Mr. Zuckerman is also a director of several private
                            companies.

BOARD COMMITTEES

     Our board of directors has formed three committees set forth below. Members of each committee are appointed by the full board of directors.

     Executive Committee. The Executive Committee acts from time to time instead of the full board of directors and has such responsibilities as may be delegated to it by the board of directors. The current members of the Executive Committee are Bruce K. Anderson (Chair), Adrian Gardner, James S. Kahan, Robert
A. Minicucci and Avinoam Naor.

     Audit Committee. The Audit Committee reviews, acts on and reports to the board of directors with respect to various auditing and accounting matters, including the selection of our auditors, the scope of the annual audits, fees to be paid to the auditors, the performance of our independent auditors and our accounting practices. The current members of the Audit Committee are Lawrence Perlman (Chair), Adrian Gardner, and John T. McLennan, all of whom are independent directors, as required by the rules of the NYSE.

     Compensation Committee. The Compensation Committee determines the salaries and incentive compensation of the officers of Amdocs and our subsidiaries and provides recommendations for the salaries and incentive compensation of other employees and certain consultants. The Compensation Committee also administers various compensation, stock and benefit plans of Amdocs. The current members of the Compensation Committee are Bruce K. Anderson (Chair), Adrian Gardner, James
S. Kahan, Robert A. Minicucci and Avinoam Naor. None of the members of the Committee was an employee of ours at any time during fiscal 2001, with the exception of Mr. Naor, who does not participate in any discussions relating to his own compensation.

BOARD AND COMMITTEE MEETINGS

     During the past fiscal year, the board of directors held eight meetings and took numerous other actions by unanimous written consent in lieu of formal meetings. In addition, the Executive Committee held thirteen meetings, the Audit Committee held four meetings and the Compensation Committee held one meeting in fiscal year 2001. The board of directors does not have a standing nominating committee.

COMPENSATION OF DIRECTORS

     Our directors who are not employees or affiliates of either the Company or any of our major shareholders have the choice of receiving as compensation either (i) an annual cash payment of $30,000 or (ii) every three years, a grant of options to purchase 10,000 Ordinary Shares, one-quarter of which vest immediately and the remainder of which vest annually in three equal installments. Any such director who serves as a chairman of a committee also receives options to purchase 1,000 Ordinary Shares under the same terms. In addition, we pay each such director $1,500 per meeting of the board of directors and $500 per meeting of a committee of the board of directors. During fiscal year 2001, stock options to purchase 71,000 Ordinary Shares were granted to seven directors. We reimburse all of our directors for their reasonable travel expenses incurred in connection with attending meetings of the board of directors or committees thereof.

     To recognize significant contributions to Amdocs over the years, in the first quarter of fiscal 2002 we made one-time grants of options to four of our non-employee directors to purchase an aggregate 40,000 Ordinary Shares.

     It is proposed that the following Ordinary Resolution be adopted at the General Meeting:

     "RESOLVED, that Bruce K. Anderson, Charles E. Foster, Adrian Gardner, James
S. Kahan, Nehemia Lemelbaum, John T. McLennan, Robert A. Minicucci, Avinoam Naor, Lawrence Perlman, Michael J. Price, Modi Rosen, Mario Segal and Ron Zuckerman are, and each hereby is, elected to serve as a director of the Company, until the next annual general meeting or until his respective successor is elected and qualified or his position is earlier vacated by resignation or otherwise."

REQUIRED AFFIRMATIVE VOTE

     The affirmative vote of a majority of the Voting Shares represented in person or by proxy at the General Meeting is necessary for the approval of the Ordinary Resolution to elect the nominees named above.

     THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS VOTE "FOR" THE DIRECTOR NOMINEES NAMED ABOVE.

                         SECURITY OWNERSHIP OF CERTAIN
                        BENEFICIAL OWNERS AND MANAGEMENT

MAJOR SHAREHOLDERS

     The following table sets forth specified information with respect to the beneficial ownership of our Voting Shares as of November 30, 2001 of (i) any person known by us to be the beneficial owner of more than 5% of our outstanding Voting Shares and (ii) all directors and executive officers as a group.

                                                                SHARES
                                                             BENEFICIALLY     PERCENTAGE
NAME AND ADDRESS                                               OWNED(1)      OWNERSHIP(2)
----------------                                             ------------    ------------
SBC International Inc.(3)..................................   30,654,138         14.4%
  175 E. Houston Street
  San Antonio, Texas 78205-2233
AXA Financial, Inc.(4).....................................   15,899,634          7.4%
  1290 Avenue of the Americas
  New York, New York 10104
Welsh, Carson, Anderson & Stowe(5).........................   10,585,340          5.0%
  320 Park Avenue, Suite 2500
  New York, New York 10022
All directors and executive officers as a group
  (20 persons)(6)..........................................   52,286,292         24.5%

---------------
(1) Unless otherwise indicated, the entities and individuals identified in this table have sole voting and investment power with respect to all Voting Shares shown as beneficially owned by them, subject to community property laws, where applicable.

(2) The percentages shown are based on 213,539,100 Voting Shares outstanding on November 30, 2001.

(3) Includes 16,473,823 Voting Shares held by SBC Option Delivery LLC, a majority-owned subsidiary of SBCI, and 10,000,000 Voting Shares held by another shareholder, which SBCI has the sole power to vote, but not to dispose of, pursuant to an irrevocable proxy granted to SBCI on December 19, 2000. The proxy will expire on the earlier of June 11, 2002 or the occurrence of certain events described in the proxy. In addition to the shares listed above, SBCI also owns 9,203,798 non-voting ordinary shares, which, in accordance with their terms, become Voting Shares upon being transferred by SBCI to any party that is not an affiliate of SBCI. SBCI is the only shareholder of our non-voting ordinary shares. SBCI is a wholly-owned subsidiary of SBC. James S. Kahan, Senior Executive Vice President-Corporate Development of SBC, serves on our board of directors.

(4) Represents 15,478,834 Voting Shares held by Alliance Capital Management L.P. (a majority-owned subsidiary of AXA Financial), 262,800 Voting Shares held by AXA Investment Managers UK Ltd. (an affiliate of AXA Financial) and 158,000 Voting Shares held by The Equitable Life Assurance Society of the United States (a wholly-owned subsidiary of AXA Financial).

(5) Includes 6,814,611 Voting Shares held by Welsh, Carson, Anderson & Stowe VII, L.P., 1,990,966 Voting Shares held by Welsh, Carson, Anderson & Stowe VI, L.P. and 1,779,763 Voting Shares held by WCAS Capital Partners III, L.P. Bruce K. Anderson and Robert A. Minicucci, principals of the various WCAS entities, serve on our board of directors and as Chairman of the Board and Chief Executive Officer of Amdocs, and Chief Financial Officer of Amdocs, respectively.

(6) Includes Voting Shares held by SBCI and WCAS. See footnotes 3 and 5 above. Affiliates of SBCI and WCAS serve on the Company's board of directors and, accordingly, such designees may be deemed to be the beneficial owners of the Voting Shares held by such entities. Each such designee disclaims beneficial ownership of such shares.

                                  PROPOSAL II

               APPROVAL OF OUR CONSOLIDATED FINANCIAL STATEMENTS
                  FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 2001

     Our Annual Report for the fiscal year ended September 30, 2001 is being mailed to our shareholders together with this Proxy Statement. Our Consolidated Financial Statements for the fiscal year ended September 30, 2001 are included in such report. At the General Meeting, we will review the Operating and Financial Review and Prospects section of our Annual Report and will answer appropriate questions related thereto.

     It is proposed that the following Ordinary Resolution be adopted at the General Meeting:

     "RESOLVED, that the Consolidated Financial Statements for the Company for the fiscal year ended September 30, 2001 be, and the same hereby are, approved."

REQUIRED AFFIRMATIVE VOTE

     The affirmative vote of a majority of the Voting Shares represented in person or by proxy at the General Meeting is necessary for the approval of the Ordinary Resolution to approve the Consolidated Financial Statements.

     THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS VOTE "FOR" THE APPROVAL OF OUR CONSOLIDATED FINANCIAL STATEMENTS.

                                  PROPOSAL III

                        APPROVAL OF INDEPENDENT AUDITORS

     Upon recommendation of the Audit Committee, our board of directors has selected and recommends to the shareholders that they (i) approve the firm of Ernst & Young LLP to continue to serve as our independent auditors for the fiscal year ending September 30, 2002, and until the next annual general meeting, and (ii) authorize the board of directors to fix the remuneration of such auditors. Ernst & Young LLP has audited Amdocs' books and accounts for the fiscal year ended September 30, 2001 and has served as our independent auditors since 1996. One or more representatives of Ernst & Young LLP are expected to be present at the General Meeting, will have an opportunity to make a statement if he or she so desires and will be available to respond to appropriate questions.

     It is proposed that the following Ordinary Resolution be adopted at the General Meeting:

     "RESOLVED, that (i) the appointment of Ernst & Young LLP as the Company's independent auditors for the fiscal year ending September 30, 2002 and until the Company's next annual general meeting be, and it hereby is, approved, and (ii) the board of directors be, and it hereby is, authorized to fix the remuneration of such independent auditors in accordance with the extent and nature of their services."

REQUIRED AFFIRMATIVE VOTE

     The affirmative vote of a majority of the Voting Shares represented in person or by proxy at the General Meeting is necessary for the approval of Ernst & Young LLP and the authorization of the board of directors to fix their remuneration.

     THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" PROPOSAL III.

                                 MISCELLANEOUS

ANNUAL REPORT TO SHAREHOLDERS

     Our Annual Report for the fiscal year ended September 30, 2001, including audited financial statements, accompanies this Proxy Statement.

ANNUAL REPORT ON FORM 20-F

     Once filed with the Securities and Exchange Commission ("SEC"), we can provide without charge, at the written request of any beneficial shareholder as of the Record Date, a copy of our Annual Report on Form 20-F, including the financial statements, financial statement schedules and exhibits, as filed with the SEC. Our Annual Report on Form 20-F will also be accessible to the general public via the Internet at the SEC's web site located at http://www.sec.gov. Requests for copies of our Annual Report on Form 20-F should be mailed to our principal United States subsidiary at:

         Amdocs, Inc.
         1390 Timberlake Manor Parkway
         Chesterfield, Missouri 63017
         Fax: (314) 212-8358
         E-mail: info@amdocs.com

         Attention: Mr. Thomas G. O'Brien
                    Secretary and Treasurer of Amdocs Limited

EXPENSES OF SOLICITATION

     The cost of solicitation of proxies will be borne by Amdocs, including expenses in connection with preparing and mailing this Proxy Statement. In addition to solicitation of proxies by mail, our directors, officers and employees (who will receive no additional compensation therefor) may solicit the return of proxies by telephone, facsimile or personal interview. In addition, we have retained American Stock Transfer & Trust Company and W.F. Doring & Co. to assist in the solicitation of proxies. We will also reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses in accordance with the regulations of the NYSE concerning the sending of proxies and proxy materials to the beneficial owners of our Ordinary Shares.

                                          BY ORDER OF THE BOARD OF DIRECTORS

                                          /s/ Thomas G. O'Brien
                                          Thomas G. O'Brien
                                          Secretary

December 21, 2001

                                 AMDOCS LIMITED


           THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS


    The undersigned hereby appoints Bruce K. Anderson and Thomas G. O'Brien as Proxies, each with the power to appoint his substitute, and hereby authorizes them to represent and vote, as designated below, all Ordinary Shares of Amdocs Limited (the "Company") held of record by the undersigned on November 30, 2001, at the annual General Meeting of shareholders to be held on January 23, 2002 or any adjournment thereof.


                         (TO BE SIGNED ON REVERSE SIDE.)




                                                                     -----------
                                                                     SEE REVERSE
                                                                         SIDE
                                                                     -----------

[X] PLEASE MARK YOUR
    VOTES AS IN THIS
    EXAMPLE USING DARK
    INK ONLY.








                                WITHHOLD
                     FOR       AUTHORITY
1. ELECTION OF
   DIRECTORS         [ ]          [ ]


FOR, except vote withheld from the following nominee(s):



--------------------------------------------------------------------------------

NOMINEES:  Bruce K. Anderson
           Charles E. Foster
           Adrian Gardner
           James S. Kahan
           Nehemia Lemelbaum
           John T. McLennan
           Robert A. Minicucci
           Avinoam Naor
           Lawrence Perlman
           Michael J. Price
           Modi Rosen
           Mario Segal
           Ron Zuckerman

                                   FOR      AGAINST      ABSTAIN
2. APPROVAL OF CONSOLIDATED
   FINANCIAL STATEMENTS FOR        [ ]        [ ]          [ ]
   FISCAL YEAR 2001.

3. APPROVAL OF ERNST & YOUNG
   LLP AND AUTHORIZATION OF        [ ]        [ ]          [ ]
   BOARD TO FIX REMUNERATION.





SIGNATURE(S)________________________________________________ DATE ______________


NOTE: Please sign exactly as name appears hereon. Joint owners should each sign.
      When signing as attorney, executor, administrator, trustee or guardian, please give your full title as such.

                                   SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          AMDOCS LIMITED



                                          /s/ THOMAS G. O'BRIEN
                                          --------------------------------------
                                          Thomas G. O'Brien
                                          Treasurer and Secretary
                                          Authorized U. S. Representative

Date: December 27, 2001